**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**July 8, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**
**AND**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Salix Pharmaceuticals, Ltd.**
**File No. 000-23265 – CF#31312**

**Santarus, Inc.**
**File No. 333-111515, 000-50651 - CF#30741**

_____

Salix Pharmaceuticals, Ltd. (successor to Santarus, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 23, 2003 as amended. Salix Pharmaceuticals, Ltd. (successor to Santarus, Inc.) also requested and extension of confidential treatment of a previous grant of confidential treatment under Rule 24(b)-2 for information it excluded from an Exhibit to a Quarterly Report on Form 10-Q filed November 2, 2007. Salix also refiled Exhibit 10.2 with reduced redactions as exhibit 10.54 to its 10-K on February 28, 2014 and requested confidential treatment under Rule 24(b)-2.

Based on representations by Salix Pharmaceuticals, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Santarus Inc.:
Exhibit 10.1 to the 10-Q filed November 2, 2007 through February 4, 2024
Exhibit 10.2 to the S-1 filed December 23, 2003 through February 4, 2024
Exhibit 10.3 to the S-1 filed December 23, 2003 through February 4, 2024

Salix Pharmaceuticals, Ltd.
Exhibit 10.54 to the 10-K filed February 28, 2014 through February 4, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kevin M. O'Neill
Deputy Secretary